For Immediate Release

NORSAT SATELLITE LOCATOR APP AVAILABLE FOR iPhone

Vancouver, British Columbia – July 26, 2012 -- Norsat International Inc. (Norsat or the company) (TSX: NII and OTC BB: NSATF), a leading provider of innovative satellite communications solutions, announces the release of their Satellite Locator application for iPhone on the App Store.  The application, available as a free download, enables users to locate geostationary satellites on a mobile phone from anywhere on the planet, and can be used to assess obstructions and assist in pointing satellite ground terminals, including Norsat’s ultra-portable GLOBETrekker™ and Rover™ systems.

The customizable application uses the camera of the iPhone to overlay a spatially accurate arc of satellites on the mobile phone screen, and includes a complete almanac of satellite information. Users simply launch the application and point the mobile phone at the sky to view an easy to understand graphical display of all geostationary satellites in the direction the phone is pointed. As the user sweeps their phone across the sky they can identify the elevation and direction of the satellite they wish to use, and use the almanac to find more information, including orbital position, azimuth, and polarity.  Any obstructions viewed between the iPhone and the satellite can be visually identified, allowing the user to change their position or move the obstruction, in order to achieve a satellite lock.  Norsat’s Satellite Locator is available for the iPhone and can be downloaded from the App Store free of charge.

Norsat President & CEO, Dr. Aimee Chan stated, ‘As a growing company with a growing user base, it is essential for Norsat to listen to our customers’ feedback and find new solutions. We developed the Satellite Locator App in response to a common customer support request for assistance with satellite pointing. This application is a very easy way for both technical and non-technical users to locate satellites, assess any obstructions in the line of sight and mitigate certain problems when aligning their ground terminals.’

The news of this release comes on the heels of Norsat’s recent listing in BC Business Magazine’s list of Top Ten growing companies in BC for 2012, and is an example of the company’s commitment to customer focused development.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of portable ground station satellite terminals, antennas, Radio Frequency (RF) conditioning products, microwave components, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions Division, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further investor information, contact:

Dr. Amiee Chan President & CEO Tel: 604 821-2808 Email: achan@norsat.com	Mr. Arthur Chin Chief Financial Officer Tel: 604 821-2809 Email: achin@norsat.com